SUB-ITEM 77C : Submission of Matters to a Vote of Security Holders

A special meeting of The Emerging Markets Telecommunications Fund, Inc.'s (the "Fund") shareholders was held on October 9, 2002 to approve a sub-investment advisory agreement among the Fund, Credit Suisse Asset Management, LLC and Credit Suisse Asset Management (Australia) Limited. The results of the votes tabulated at the special meeting are reported below.
For:8,123,171.2440 shares
Against:256,396.0000 shares
Abstain:903,126.0000 shares